UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Global Business Travel Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

37890B 100

(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
APSG Sponsor, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
34,569,384

9. Sole Dispositive Power

10. Shared Dispositive Power
34,569,384

11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,569,384
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
50.0%
14. Type of Reporting Person
PN

1. Names of Reporting Persons.
AP Caps II Holdings GP, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
34,569,384

9. Sole Dispositive Power

10. Shared Dispositive Power
34,569,384

11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,569,384
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
50.0%
14. Type of Reporting Person
OO

1. Names of Reporting Persons.
Apollo Principal Holdings III, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
34,569,384

9. Sole Dispositive Power

10. Shared Dispositive Power
34,569,384

11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,569,384
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
50.0%
14. Type of Reporting Person
PN

1. Names of Reporting Persons.
Apollo Principal Holdings III GP, Ltd.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
34,569,384

9. Sole Dispositive Power

10. Shared Dispositive Power
34,569,384

11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,569,384
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
50.0%
14. Type of Reporting Person
FI

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Global Business Travel Group, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The principal executive offices of the Issuer are located at 666 Third Avenue, New York, NY 10017.

ITEM 2. IDENTITY AND BACKGROUND

This Statement on Schedule 13D is filed jointly by (i) APSG Sponsor, L.P. (the “Sponsor”); (ii) AP Caps II Holdings GP, LLC (“Holdings GP”); (iii) Apollo Principal Holdings III, L.P. (“Principal Holdings III”); and (iv) Apollo Principal Holdings III GP, Ltd. (“Principal Holdings III GP”). The foregoing are referred to herein collectively as the “Reporting Persons.”

The shares of Class A Common Stock reported as beneficially owned are held of record by the Sponsor. Holdings GP is the general partner of the Sponsor. Principal III is the sole member of Holdings GP. Principal III GP serves as the general partner of Principal III. Marc Rowan, Scott Kleinman and James Zelter are the directors of Principal III GP, and as such may be deemed to have voting and dispositive control of the Class A Common Stock held of record by the Sponsor.

Attached as Appendix A to Item 2 is information concerning the executive officers, managers and directors of Principal Holdings III GP as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The address of the principle office of each of the Sponsor, Holdings GP, Principal III and Principal III GP is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The address of each of Messrs. Rowan, Kleinman and Zelter is 9 West 57th Street, 43rd Floor, New York, New York 10019.

The Sponsor and Principal Holdings III are each exempted limited partnerships registered in the Cayman Islands. Holdings GP is an exempted company registered in the Cayman Islands with limited liability. Principal Holdings III GP is an exempted company registered in the Cayman Islands. Messrs. Rowan, Kleinman and Zelter are each U.S. citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Class A Common Stock to which this Schedule 13D relates was acquired by the Reporting Persons in connection with a business combination (the “Business Combination”) pursuant to a Business Combination Agreement, dated as of December 2, 2021 (the “Business Combination Agreement”), by and among the Issuer (f/k/a Apollo Strategic Growth Capital (“APSG”)) and GBT JerseyCo Limited (“GBT”). The Business Combination closed on May 27, 2022 (the “Closing Date”).

In connection with the Business Combination, the Issuer domesticated as a Delaware corporation (the “Domestication”). In connection with the Domestication, each outstanding Class B ordinary share of the Issuer automatically converted into one share of Class X common stock. At the effective time of the Business Combination, each share of Class X common stock automatically converted into one share of Class A Common Stock.

On December 2, 2021, concurrently with the execution of the Business Combination Agreement, the Issuer entered into a subscription agreement (the “PIPE Subscription Agreement”) with the Sponsor, pursuant to which, among other things, and on the terms and subject to the conditions set forth therein, the Sponsor agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Sponsor, immediately prior to the Closing, 2,000,000 shares of Class A Common Stock at a cash purchase price of $10.00 per share (the “PIPE Investment”). The PIPE Subscription Agreement contains customary representations, warranties, covenants and agreements of the Company and the Sponsor and was subject to customary closing conditions, including the substantially concurrent consummation of the Business Combination.

The foregoing description of the PIPE Subscription Agreement is not complete and is qualified in its entirety by reference to the Form of PIPE Subscription Agreement, which is attached hereto as Exhibit A and is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

All of the shares of Class A Common Stock that are held of record by the Sponsor and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. The Reporting Persons intend to participate in the management of the Issuer through representation on the Issuer’s board of directors. The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional shares of Class A Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Class A Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law and the Sponsor Support Agreement, Sponsor Side Letter, and amendment to the Sponsor Side Letter (each as defined below). The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) & (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of the Class A Common Stock by the Reporting Persons is as follows:

Sole Voting Power	0
Shared Voting Power	34,569,384
Sole Dispositive Power	0
Shared Dispositive Power	34,569,384

The Reporting Persons’ aggregate percentage beneficial ownership of the total amount of Class A Common Stock outstanding is 50.0%, based on a total of 56,936,486 shares of Class A Common Stock issued and outstanding as of May 27, 2022. Due to the Issuer’s dual class voting structure, the Reporting Persons’ aggregate percentage beneficial ownership of Class A Common Stock represents approximately 7.5% of the combined total voting power of the Issuer’s voting securities.

The Sponsor disclaims beneficial ownership of all shares of Class A Common Stock included in this report other than the shares held of record by the Sponsor, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose. Holdings GP, Principal Holdings III, and Principal Holdings III GP, and Messrs. Marc Rowan, Scott Kleinman and James Zelter, the directors of Principal Holdings III GP, each disclaim beneficial ownership of all the shares of Class A Common Stock included in this report, except to the extent of any pecuniary interest therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c)  None of the Reporting Persons has effected any transactions of the Class A Common Stock during the 60 days preceding the date of this Schedule 13D, except as described in Item 6 of this Schedule 13D, which information is incorporated herein by reference.

(d) & (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Sponsor Support Agreement

In connection with the Business Combination Agreement, on December 2, 2021, the Sponsor, members of the board of directors and management of APSG (the “Insiders”) and the Issuer entered into a support agreement (the “Sponsor Support Agreement”). Pursuant to the Sponsor Support Agreement, the Sponsor and each Insider agreed to, among other things, vote or cause to be voted, all of all of the Acquiror Cayman Shares (as defined in the Business Combination Agreement) beneficially owned by each of them, at the special meeting of APSG’s shareholders in connection with the Transactions (as defined in the Business Combination Agreement”): (i) in favor of all the Shareholder Proposals (as defined therein), (ii) against any competing transaction, (iii) against any change in the business, management or board of directors of APSG that would reasonably be expected to adversely affect the ability of APSG to consummate the Transactions or is otherwise inconsistent with any obligation of APSG under the Business Combination Agreement, and (iv) against any other proposal, agreement or action that would reasonably be expected to (a) impede, frustrate, prevent or nullify, or materially delay or materially impair the ability of APSG to perform its obligations under, any provision of the Business Combination Agreement or the transaction documents, (b) result in any of the conditions to Closing not being satisfied or (c) result in a breach of any covenant, representation or warranty or other obligation or agreement of APSG under the Business Combination Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor or the Insiders contained in the Sponsor Support Agreement. The Sponsor and each Insider also agreed not to redeem any of the Acquiror Cayman Shares beneficially owned by them in connection with the Transactions or sell any of their Acquiror Cayman Shares, Acquiror Cayman Units or Acquiror Cayman Warrants (other than to certain permitted transferees) during the pre-Closing period. Further, the Sponsor and each Insider have agreed to comply with certain provisions of the Business Combination Agreement, including the provisions regarding non-solicitation, confidentiality and publicity, as if they were APSG with respect to such provisions, and to execute and deliver all documents and take all actions reasonably necessary by them for APSG to comply with its obligations relating to regulatory approvals in the Business Combination Agreement.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the Sponsor Support Agreement, a copy of which is attached hereto as Exhibit B and is incorporated herein by reference.

Sponsor Side Letter

In connection with the Business Combination Agreement, on December 2, 2021, the Sponsor, the Insiders, APSG and GBT entered into a letter agreement, which was amended on May 27, 2022 (as amended, the “Sponsor Side Letter”). Pursuant to the Sponsor Side Letter, the Sponsor and each Insider has agreed not to transfer (other than to certain permitted transferees) (i) any shares of Class A Common Stock issued to each of them at the Closing, until the earlier to occur of (a) one year following the Closing and (b) (x) the date on which the last reported sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (y) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their shares for cash, securities or other property; and (ii) any of the Domesticated Acquiror Warrants (or any shares of Class A Common Stock issued or issuable upon exercise of the Domesticated Acquiror Warrants) issued to each of them at the Closing until 30 days after the Closing.

In addition, pursuant to the Sponsor Side Letter, the Sponsor has agreed that 12,268,186 of the shares of Class A Common Stock issued to the Sponsor at the Closing (the “Sponsor Shares”) will immediately vest without restrictions and 8,077,064 of the Sponsor Shares will be deemed unvested subject to certain triggering events to occur within five years from Closing (such period, the “Sponsor Side Letter Vesting Period”). If, within the Sponsor Side Letter Vesting Period, the VWAP of Class A Common Stock is greater than or equal to $12.50 for any 20 trading days within a period of 30 consecutive trading days, 4,720,098 of the unvested Sponsor Shares will vest. If, within the Sponsor Side Letter Vesting Period, the VWAP of Class A Common Stock is greater than or equal to $15.00 for any 20 trading days within a period of 30 consecutive trading days, the remaining 3,356,966 of the unvested Sponsor Shares will vest. The Sponsor Shares may also be deemed vested if certain consideration thresholds are satisfied in connection with the occurrence of certain change of control events during the Sponsor Side Letter Vesting Period. To the extent that either of the aforementioned triggering events do not occur within the Sponsor Side Letter Vesting Period, such Sponsor Shares will be forfeited and surrendered to the Issuer. The number of shares and the price targets listed above will be equitably adjusted for stock splits, reverse stock splits, dividends (cash or stock), reorganizations, recapitalizations, reclassifications, combinations or other like changes or transactions with respect to the Class A Common Stock occurring after the Closing.

The foregoing description of the Sponsor Side Letter and the amendment thereto is not complete and is qualified in its entirety by reference to the Sponsor Side Letter and the amendment to the Sponsor Side Letter, copies of which are attached hereto as Exhibits C and D, respectively, and are incorporated herein by reference.

Amended and Restated Registration Rights Agreement

At the Closing, the Issuer, the Sponsor, certain existing shareholders of GBT (the “Continuing JerseyCo Owner”) and the Insiders (collectively, the “Holders”) entered into an amended and restated registration rights agreement pursuant to which, among other things, the Issuer has agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Domesticated Acquiror Class A Common Stock and other equity securities of the Issuer that are held by the Holders from time to time (the “Amended and Restated Registration Rights Agreement”). Pursuant to the Amended and Restated Registration Rights Agreement, the Issuer will be required to submit or file with the SEC, within (i) 30 calendar days after the Closing or (ii) 90 calendar days following the Issuer’s most recent fiscal year end if audited financials for the year ended December 31, 2021 are required to be included, a Shelf covering the issuance and the resale of all such registrable securities on a delayed or continuous basis, and to use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) 60 calendar days (or 90 calendar days if the SEC notifies the Issuer that it will “review” the Shelf) after the filing thereof and (ii) the 10th business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that the Shelf will not be “reviewed” or will not be subject to further review.

When an effective Shelf is on file with the SEC, the Sponsor and the Insiders may collectively demand not more than one underwritten shelf takedown per fiscal quarter and each Continuing JerseyCo Owner may demand not more than one underwritten shelf takedown per fiscal quarter, in each case, subject to certain customary limitations set forth in the Amended and Restated Registration Rights Agreement, including the right of the underwriters to limit the number of securities to be included in an underwritten offering and the Issuer’s right to delay or withdraw a registration statement under certain circumstances. The Holders will also be entitled to certain piggyback registration rights and indemnification rights.

The foregoing description of the Amended and Restated Registration Rights Agreement is not complete and is qualified in its entirety by reference to the Form of the Amended and Restated Registration Rights Agreement, which is attached as Exhibit I to the Business Combination Agreement, which is filed as Exhibit A hereto and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
Exhibit A	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.1 to Apollo Strategic Growth Capital’s Current Report on Form 8-K, filed with the SEC on December 8, 2021).
Exhibit B	Sponsor Support Agreement, dated as of December 2, 2021, by and among APSG Sponsor, L.P., GBT JerseyCo Limited and the other parties thereto (incorporated by reference to Exhibit 10.2 to Apollo Strategic Growth Capital’s Current Report on Form 8-K, filed with the SEC on December 8, 2021).
Exhibit C	Sponsor Side Letter, dated as of December 2, 2021, by and among APSG Sponsor, L.P., Apollo Strategic Growth Capital and GBT JerseyCo Limited (incorporated by reference to Exhibit 10.3 Apollo Strategic Growth Capital’s Current Report on Form 8-K, filed with the SEC on December 8, 2021).
Exhibit D	Amendment to Sponsor Side Letter, dated May 27, 2022, by and among APSG Sponsor, L.P., Apollo Strategic Growth Capital and GBT JerseyCo Limited.
Exhibit E	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2022

APSG SPONSOR, L.P.

By:	AP Caps II Holdings GP, LLC,
its general partner

	By:	Apollo Principal Holdings III, L.P.,
its managing member

		By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

			By:	/s/ James Elworth
			Name:	James Elworth
			Title:	Vice President

AP Caps II Holdings GP, LLC

By:	Apollo Principal Holdings III, L.P.,
its managing member

	By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

		By:	/s/ James Elworth
		Name:	James Elworth
		Title:	Vice President

Apollo Principal Holdings III, L.P.

By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

	By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

Apollo Principal Holdings III GP, Ltd.

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APPENDIX A

To Item 2 of Schedule 13D

The following sets forth information with respect to certain of the executive officers, managers and directors of Principal Holdings III GP. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Managers, Directors and Principal Executive Officers of Principal Holdings III GP

The managers, directors and principal executive officers of Principal Holdings III GP are Marc Rowan, Scott Kleinman and James Zelter. The principal occupation of each of Messrs. Rowan, Kleinman, and Zelter is to act as executive officer, manager and director of Principal Holdings III GP and other related investment managers and advisors.

None of Messrs. Rowan, Kleinman, and Zelter effected any transactions in the Class A Common Stock during the past 60 days.

The business address of each of Messrs. Rowan, Kleinman, and Zelter is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019. Messrs. Rowan, Kleinman, and Zelter are each a citizen of the United States. Each of Messrs. Rowan, Kleinman, and Zelter disclaims beneficial ownership of the Class A Common Stock reported as beneficially owned by the Reporting Persons.

EXHIBIT D

EXECUTION VERSION

May 27, 2022

Apollo Strategic Growth Capital
9 West 57th Street, 43rd Floor
New York, NY 10019

and

GBT JerseyCo Limited
c/o GBT US LLC
General Counsel’s Office 666 Third Avenue
New York, NY 10017

Re: Amendment to Sponsor Side Letter

Reference is made to that certain (i) Business Combination Agreement, dated as of December 2, 2021 (as amended, supplemented, restated or otherwise modified from time to time, the “Transaction Agreement”), by and among Apollo Strategic Growth Capital, a Cayman Islands exempted company limited by shares (which shall migrate to and domesticate as a Delaware corporation at the Closing) (“Acquiror”), and GBT JerseyCo Limited, a company limited by shares incorporated under the laws of Jersey (the “Company”) and (ii) letter agreement, dated as of December 2, 2021 (as amended, supplemented, restated or otherwise modified from time to time, the “Sponsor Side Letter”), by and among APSG Sponsor, L.P., a Cayman Islands exempted limited partnership (“Sponsor”), the undersigned individuals, each of whom is currently a member of Acquiror’s Board of Directors and/or management team (collectively, the “Insiders” and together with Sponsor, the “Sponsor Parties”), Acquiror and the Company. Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Sponsor Side Letter.

Substantially concurrently with the execution and delivery of the Transaction Agreement, the Sponsor Parties, Acquiror and the Company entered into the Sponsor Side Letter, pursuant to which, among other things, Sponsor agreed to certain vesting and forfeiture provisions pertaining to the Sponsor Shares. In connection with the consummation of the Transactions, Sponsor has agreed to decrease the number of Immediately Vested Sponsor Shares and increase the number of $12.50 Threshold Shares, and consequently increase the total number of Vesting Sponsor Shares, as set forth herein. The parties hereto, being the original signatories to the Sponsor Side Letter, desire to enter into this amendment to the Sponsor Side Letter (this “Amendment”) pursuant to paragraph 8.e. thereof.

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree to amend the Sponsor Side Letter as follows:

1.	Paragraph 4.a. of the Sponsor Side Letter is hereby amended as follows:

a.	the reference to “13,631,318” in the definition of “Immediately Vested Sponsor Shares” is hereby deleted and replaced with “12,268,186”;

b.	the reference to “6,713,932” in the definition of “Vesting Sponsor Shares” is hereby deleted and replaced with “8,077,064”; and

c.	the reference to “3,356,966” in the definition of “$12.50 Threshold Shares” is hereby deleted and replaced with “4,720,098”.

Except as expressly amended by this Amendment, the Sponsor Side Letter remains in full force and effect and nothing in this Amendment shall otherwise affect any other provision of the Sponsor Side Letter or the rights and obligations of the parties thereto. On and after the date hereof, each reference to the Sponsor Side Letter shall mean and be a reference to the Sponsor Side Letter as amended hereby, and this Amendment and the Sponsor Side Letter shall be read together and construed as a single instrument.

[The remainder of this page left intentionally blank.]

2

Please indicate your agreement to the terms of this Amendment by signing where indicated below.

Very truly yours,

APSG SPONSOR, L.P.

By: AP Caps II Holdings GP, LLC, its general partner

By: Apollo Principal Holdings III, L.P., its managing member

By: Apollo Principal Holdings III GP, Ltd., its general partner

By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

Address for Notices:

9 West 57th Street, 43rd Fl
New York, NY 10019

ATTN:	James Elworth
EMAIL:	[redacted]

[Signature Page to Amendment to Sponsor Side Letter]

/s/ Mitch Garber
Name: Mitch Garber

Address for Notices:

ATTN:
EMAIL:	[redacted]

[Signature Page to Amendment to Sponsor Side Letter]

/s/ Sanjay Patel
Name: Sanjay Patel

Address for Notices:

ATTN:
EMAIL:

[Signature Page to Amendment to Sponsor Side Letter]

/s/ James H. Simmons III
Name: James H. Simmons III

Address for Notices:

ATTN:
EMAIL:

[Signature Page to Amendment to Sponsor Side Letter]

/s/ Scott Kleinman
Name: Scott Kleinman

Address for Notices:

ATTN:
EMAIL:

[Signature Page to Amendment to Sponsor Side Letter]

/s/ Jennifer Fleiss
Name: Jennifer Fleiss

Address for Notices:

ATTN:
EMAIL:

[Signature Page to Amendment to Sponsor Side Letter]

Acknowledged and agreed
as of the date of this Letter Agreement

APOLLO STRATEGIC GROWTH CAPITAL

By:	/s/ Sanjay Patel
Name: Sanjay Patel
Title: Chief Executive Officer

[Signature Page to Amendment to Sponsor Side Letter]

Acknowledged and agreed
as of the date of this Letter Agreement

GBT JERSEYCO LIMITED

By:	/s/ Eric Bock
Name: Eric Bock
Title: Chief Legal Officer and Global Head of Mergers and Acquisition

[Signature Page to Amendment to Sponsor Side Letter]

EXHIBIT E

JOINT FILING AGREEMENT

Global Business Travel Group, Inc.

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13D and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing.  This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of June 1, 2022.

APSG SPONSOR, L.P.

By:	AP Caps II Holdings GP, LLC,
its general partner

	By:	Apollo Principal Holdings III, L.P.,
its managing member

		By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

			By:	/s/ James Elworth
			Name:	James Elworth
			Title:	Vice President

AP Caps II Holdings GP, LLC

By:	Apollo Principal Holdings III, L.P.,
its managing member

	By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

		By:	/s/ James Elworth
		Name:	James Elworth
		Title:	Vice President

Apollo Principal Holdings III, L.P.

By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

	By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

Apollo Principal Holdings III GP, Ltd.

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President